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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25/A

                        Commission File Number: 1-14812

                          NOTIFICATION OF LATE FILING

       (Check One): [_] Form 10-K [X] Form 20-F [_] Form 11-K [_] Form 10-Q
[_] Form N-SAR
       For Period Ended: March 31, 2002
                         -------------------------------------------------------

[_] Transition Report on Form 10-K         [_] Transition Report on Form 10-Q
[_] Transition Report on Form 20-F         [_] Transition Report on Form N-SAR
[_] Transition Report on Form 11-K

       For the Transition Period Ended:_________________________________________


       Read attached instruction sheet before preparing form. Please print or type.

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                               INTRODUCTORY NOTE

       Global-Tech Appliances Inc. is filing this amendment to its Form 12b-25 Notification of Late Filing dated October 1, 2002 solely to correct an error in the EDGAR submission of the document which omitted the check mark in the box in
Part II of the document.

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    Global-Tech Appliances Inc.
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Former name if applicable

________________________________________________________________________________


Address of principal executive office (Street and number)

         21/F., Citicorp Centre, 18 Whitfield Road
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City, state and zip code   Causeway Bay, Hong Kong
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                                     PART II
                             RULE 12b-25 (b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

              (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
       [X] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

       State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant is unable to file its Annual Report on Form 20-F for the fiscal year ended March 31, 2002 by the prescribed due date because the audit of the Registrant's financial statements has not yet been completed, in part because the Registrant recently replaced Arthur Andersen & Co. in Hong Kong by PricewaterhouseCoopers in Hong Kong as new auditors. The Registrant anticipates filing the Form 20-F no later than the fifteenth calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

       (1) Name and telephone number of person to contact in regard to this notification

           Brian Yuen              (212)                     683-3320
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             (Name)             (Area code)            (Telephone Number)

       (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes  [_]  No

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       (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [_] Yes  [X] No

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Global-Tech Appliances Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   October 1, 2002                    By   /s/  Brian Yuen
     -----------------------------           -----------------------------------
                                          Brian Yuen, Assistant Secretary

       Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

       Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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